WINSTON & STRAWN LLP

35 W. Wacker Drive

Chicago, Illinois 60601

January 26, 2006

VIA EDGAR AND FACSIMILE (202) 772-9204

H. Christopher Owings

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Energy Transfer Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed January 9, 2006
File No. 333-129920

Dear Mr. Owings:

On behalf of our client, Energy Transfer Partners, L.P. (the “Partnership”), we are responding to the comments of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 12, 2006 with respect to the Partnership’s Registration Statement on Form S-4, originally filed with the Commission on November 23, 2005, as amended by Amendment No. 1 thereto as filed with the Commission on January 9, 2006 (the “Registration Statement”) referred to above. We are concurrently filing Amendment No. 2 to the Registration Statement, which has been prepared in response to the Staff’s comments (“Amendment No. 2”).

Set forth below are the Partnership’s responses to the Staff’s comments. For convenience of reference, we have duplicated the text of each of the Staff’s comments in italicized type below. The Partnership has authorized us to make the factual representations contained in this letter.

Amendment No. 1 to Form S-4

Comment No. 1

Please update to also incorporate by reference your Form 10-Q for the fiscal quarter ended November 30, 2005 and revise your other disclosures to include the interim period ended November 30, 2005. Refer to Rules 3-12 and 11-02(c)(2)(i) of Regulation S-X.

Mr. H. Christopher Owings

January 26, 2006

Response

The Partnership has incorporated by reference its Form 10-Q for the fiscal quarter ended November 30, 2005 and has revised its other disclosures to include the interim period then ended.

Comment No. 2

Please file your response letter on EDGAR.

Response

A copy of this response letter has been filed on EDGAR simultaneously with the Partnership’s filing on EDGAR of Amendment No. 2.

Exhibit 99.1

Comment No. 3

Please delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” “reviewed” or “understands” all of the terms of the exchange offer.

Response

The Partnership has deleted the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has “read” “reviewed” or “understands” all of the terms of the exchange offer.

Best regards,

/s/    Robert W. Ericson

cc:	Anthony Watson

George Ohsiek

Pradip Bhaumik

Ellie Quarles

Michael Krimbill

Robert Burk